

SEC
Mail Processing
Section

AUG 17 2012

Washington DC
403

SECURITIES A... ...ON
W...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB Number:	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-24191

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/11 (MM/DD/YY) **AND ENDING** 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) *(City)* *(State)* *(Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 17 2012
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ACKNOWLEDGMENT

State of California
County of ORANGE)

On AUG. 15, 2012 before me, U. TED GIESEN, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared J. KEMP RICHARDSON,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


U. TED GIESEN
COMM. # 1910768
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT 28, 2014
RRS2
RRS2

Signature [signature] (Seal)

JKR & COMPANY INC.

Financial Statements
And
Independent Auditor's Report

June 30, 2012

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

JKR & COMPANY INC.

Financial Statements
And
Independent Auditor's Report

June 30, 2012

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres

Title

Notary Public


U. TED GIESEN
COMM. # 1910768
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. OCT 28, 2014
RRS2

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of JKR & Company Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by JKR & Company Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2012, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 3, 2012

JKR & COMPANY INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2012

Total revenue	$815,263
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(153,065)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(155,319)
Net gain from securities in investment accounts	(26,753)
40% of margin interest earned on customers securities accounts	(947)
SIPC net operating revenues	$479,179
General assessment @ .0025	$ 1,198
Less payment	
February 15, 2012	(566)
Balance due	$ 632

JKR & COMPANY INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
JKR & Company Inc.

We have audited the accompanying statements of financial condition of JKR & Company Inc. as of June 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JKR & Company Inc. at June 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 3, 2012

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2012

ASSETS

Cash and cash equivalents	$ 5,396
Marketable securities, at fair market value	410,570
Deposits with clearing firm	22,221
Fixed assets, less accumulated depreciation of $41,036	49,422
	$487,609

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 40,316
Due to clearing firm	1,432
Note payable	31,673
Total liabilities	73,421
Stockholder's equity	
Common stock, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Additional paid-in capital	314,003
Retained earnings	85,185
Total stockholder's equity	414,188
	$487,609

See notes to financial statements.

JKR & COMPANY INC.

Statement of Income

Year Ended June 30, 2012

Revenues	
Commissions	$680,288
Net investment income	26,573
Management and consulting income	85,132
Interest	23,270
Total revenues	815,263
Expenses	
Commissions and floor brokerage	521,737
Compensation and benefits	124,790
Outside services	41,709
Occupancy	27,945
Travel and entertainment	22,524
Depreciation	14,620
Supplies	9,225
Communications	8,321
Interest	283
Other	5,391
Total expenses	776,545
Income before income tax expense	38,718
Less income tax expense	2,300
Net income	$ 36,418

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2012

	Common Stock		*Additional Paid-in*	*Retained*	
	Shares	***Amount***	***Capital***	***Earnings***	***Total***
Balance, beginning of year	2,000	$15,000	$338,802	$ 48,767	$402,569
Capital distributions	-	-	(24,799)	-	(24,799)
Net income	-	-	-	36,418	36,418
Balance, end of year	2,000	$15,000	$314,003	$ 85,185	$414,188

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2012

Cash flows from operating activities	
Net income	$ 36,418
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	14,620
Net investment income	(26,573)
Changes in operating assets and liabilities	
Deposits with clearing firm	(10,376)
Accounts payable and accrued liabilities	18,079
Deferred revenue	(8,469)
Net cash from operating activities	23,699
Cash flows from investing activities	
Capital expenditures	(2,112)
Securities owned	13,093
Net cash from investing activities	10,981
Cash flows from financing activities	
Capital distribution	(24,799)
Payment of note payable	(7,953)
Net cash from financing activities	(32,752)
Net increase in cash and cash equivalents	1,928
Cash and cash equivalents	
Beginning of year	3,468
End of year	$ 5,396
Supplemental disclosure of cash flow information	
Interest paid	$ 283
Taxes paid	$ 2,300

See notes to financial statements.

JKR & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2012 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2012.

2. NOTE PAYABLE

The Company has a note payable in monthly installments of $575 including interest at 3% per annum plus a final payment of $12,280 at the maturity date of December 6, 2015.

3. INCOME TAXES

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

Computed "expected" federal income tax expense	$ 13,164
State income tax, net of federal benefit	2,323
Utilization of net operating loss carryforward	(13,187)
Income tax expense	$ 2,300

At June 30, 2012, the Company had net deferred tax assets and liabilities as follows:

Unrealized investment income	$(38,000)
Net operating loss carryforward	30,000
Valuation allowance	8,000
Deferred tax asset, net	$ -

4. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2012, the Company paid rent expense of $18,000 under this agreement.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made no contributions for fiscal 2012.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2012 was 0.24 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2012, the Company had net capital of $311,558 which was $211,558 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2012, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

JKR & COMPANY INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2012

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$414,188	$419,825	$(5,637)
Less non-allowable assets			
Petty cash	(100)	(100)	-
Furniture and equipment	(49,422)	(55,434)	6,012
Net capital before charges on security positions	364,666	364,291	375
Less charges on security positions			
Undue concentration	(1,735)	-	(1,735)
Marketable securities	(51,373)	(51,373)	-
Net capital	$311,558	$312,918	$(1,360)
Aggregate indebtedness from statement of financial condition	$ 73,421	$ 73,757	$ (336)
Ratio of aggregate indebtedness to net capital	0.24	0.24	
Minimum net capital required	$100,000	$100,000	

Note: *The differences result primarily from audit adjustments to charges on security positions, accounts payable, long-term debt, and fixed assets.*

Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1)

JKR & Company Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of JKR & Company Inc. (the "Company") as of for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Boros & Farrington APC
San Diego, California
August 3, 2012